AH 8-11-2003



03051783

UF 8-7-03

[UNI]TED STATES
[SECURITIES AND E]XCHANGE COMMISSION
[Washin]gton, D.C. 20549

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SEC FILE NUMBER
8-53101

ANNUAL AUDITED REPORT
FORM X-17A-5

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2002 (MM/DD/YY) AND ENDING April 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lurie Besikof Lapidus Private Investment Banking, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 Wayzata Boulevard
(No. and Street)


AUG 05 2003

Minneapolis (City) Minnesota (State) 55405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin B. Besikof 612-381-8879
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co. LLP
(Name - *if individual, state last, first, middle name*)

One North Brentwood (Address) Clayton (City) Missouri (State) 63105 (Zip Code)

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin B. Besikof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lurie Besikof Lapidus Private Investment Banking, LLC, as of April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


MARSHALL R. LEHMAN
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

COMPUTATION OF NET CAPITAL
April 30, 2003

NET CAPITAL:	
Member's equity	$ 23,025
DEDUCTIONS:	
Nonallowable assets:	
Accounts receivable	6,250
Net capital	$ 16,775
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 11,775
AGGREGATE INDEBTEDNESS	$ 7,689
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.65 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF
NET CAPITAL (INCLUDED IN PART II OF FORM X-17a-5)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II FOCUS REPORT (UNAUDITED)	$ 23,025
INCREASE IN NONALLOWABLE ASSETS	(6,250)
NET CAPITAL, PER AUDITED STATEMENT	$ 16,775

See independent auditor's report - supplementary information.

July 30, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 05 2003
WASH. D.C.
SECTION

Lurie Besikof Lapidus
& Company, LLP

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Lurie Besikof Lapidus Private Investment Banking, LLC
SEC file number 8-53101

Alyssa N. Patton, Senior Compliance Examiner with the NASD advised us in her letter dated July 8, 2003 that the April 30, 2003 annual filing of audited financial statements required revision. The financial statements, as originally filed, did not include the reconciliation between Part IIA X-17-5 (5th Focus Filing) and the independent auditor's net capital computation.

Enclosed are revised copies of the facing page, oath or affirmation, and a revised page 10 of the audited financial statements. The revised page 10 includes the reconciliation previously omitted.

Please contact Justin B. Besikof (612) 381-8879 or me (612) 381-8810 if you have any questions.

Sincerely,

Lurie Besikof Lapidus & Company, LLP

Marshall R. Lehman, CPA

AM

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lbico.com